UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Showcases Public Safety Technology at ASIS International Security Show Dated September 17th, 2009	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

Media Alert

FOR IMMEDIATE RELEASE

Alvarion® Showcases Public Safety Technology at ASIS International Security Show

Live demo of new 802.16e WiMAXTM all-outdoor solution for public safety and homeland security

Anaheim, Calif., Sept. 17, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, will be exhibiting at ASIS International the company’s recently announced and industry’s first 802.16e WiMAX all-in-one, all-outdoor solution for the 4.9 GHz and 5.1 GHz license-exempt market. Alvarion will demonstrate live how the new BreezeMAX® Extreme 5000 solution’s high-scalability, flexibility and robust performance enables broadband applications for safe cities, protection of critical assets and homeland security.

In addition, Alvarion will host profit-enhancing VAR workshops on the morning of Sept. 23 at the Anabella Hotel. The workshop will feature training and demonstrate the value of broadband wireless to value-added resellers and its customers, and highlight how to shorten sales cycles and increase profits.

WHAT: Alvarion at ASIS International
WHEN: Sept. 21-24, 2009
WHERE: Booth #2261, Anaheim Convention Center
WHY: Live demo of wireless video surveillance solutions for public safety and homeland security, and Ashish Sharma, VP of Corporate Communications, speaking on enhancing public safety with wireless video surveillance

“One of the most recent challenges security professionals are facing today is the deployment of viable, cost-effective standard security network infrastructures over multiple sites,” said Tzvika Friedman, president and CEO of Alvarion. “The new BreezeMAX Extreme 5000 solution provides a leading standard-based wireless solution for not only a video surveillance network, but also supports a complete converged public safety solution combining video surveillance, first responders and other remote sensor technologies.”

Attendees can learn more in “Enhancing Public Safety with Wireless Video Surveillance Solutions” session with Ashish Sharma, VP of Corporate Communications of Alvarion, and Brad Silvernail CEO of Carolina Security, on Monday, Sept. 21 at 11:00 a.m. PT in the Solution Theater in Hall C, booth #3963.

Key features of the BreezeMAX Extreme 5000:

—	Carrier-class 802.16e WiMAX for 4.9 GHz and 3.1 GHz bands for public safety and homeland security

—	All-in-one, all outdoor solution for rapid, zero footprint deployments

—	Leverages WiMAX 802.16e quality of service for enhanced and swift delivery of triple play services

—	Optimized real-time video handling with powerful interference mitigation techniques

—	Designed to fit - efficient delivery of broadband applications to any environment

If you are interested in meeting with Alvarion at the show, please contact Christine Buzzetta at cbuzzetta@golinharris.com.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion® and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.